Exhibit 99.1

HQ/CS/CL.24B/14975

7 November 2012

Sir,

Sub: Investor Fact Sheet being published on website today

This is to inform you that Tata Communications Ltd. has prepared the attached quarterly fact sheet for the six months ended 30 September 2012 covering granular financial and operational trends of the Profit & Loss Account, Balance Sheet, Business Segments and Operating Metrics and intends to publish the same on the Company’s website at the following link:

http://www.tatacommunications.com/downloads/investors/Tata_Communications_-_Q2_FY13_Investor_Fact_Sheet.pdf.

This is for your record and any necessary action.

Thanking you,

Yours faithfully,
For Tata Communications Limited
/s/ Rishabh Aditya
Rishabh Aditya
Dy. Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com